## Statement of Comprehensive Income for three months ended,

(As per IFRS)

*In ₹ crore, except share data*

| Particulars | Dec 31, | | Growth (%) | Sep 30, 2012 | Growth % Q3 13 over Q2 13 |
|---|---|---|---|---|---|
| | 2012 | 2011 | | | |
| Revenues | 10,424 | 9,298 | 12.1 | 9,858 | 5.7 |
| Cost of sales | 6,566 | 5,288 | 24.2 | 6,102 | 7.6 |
| **Gross Profit** | **3,858** | **4,010** | **(3.8)** | **3,756** | **2.7** |
| Operating Expenses: | | | | | |
| *Selling and marketing expenses* | 541 | 451 | 20.0 | 506 | 6.9 |
| *Administrative expenses* | 640 | 660 | (3.0) | 653 | (2.0) |
| **Total Operating Expenses** | **1,181** | **1,111** | **6.3** | **1,159** | **1.9** |
| **Operating Profit** | **2,677** | **2,899** | **(7.7)** | **2,597** | **3.1** |
| Other Income, net | 503 | 422 | 19.2 | 706 | (28.8) |
| **Profit before income taxes** | **3,180** | **3,321** | **(4.2)** | **3,303** | **(3.7)** |
| Income tax expense | 811 | 949 | (14.5) | 934 | (13.2) |
| **Net Profit** | **2,369** | **2,372** | **(0.1)** | **2,369** | **0.0** |
| Earnings per equity share | | | | | |
| **Basic (₹)** | **41.47** | **41.51** | **(0.1)** | **41.46** | **0.0** |
| **Diluted (₹)** | **41.47** | **41.51** | **(0.1)** | **41.46** | **0.0** |

## Statement of Comprehensive Income for nine months ended,

(As per IFRS)

*In ₹ crore, except share data*

| Particulars | Dec 31, | | Growth (%) |
|---|---|---|---|
| | 2012 | 2011 | |
| Revenues | **29,898** | **24,882** | **20.2** |
| Cost of sales | 18,478 | 14,609 | 26.5 |
| **Gross Profit** | **11,420** | **10,273** | **11.2** |
| Operating Expenses: | | | |
| *Selling and marketing expenses* | 1,516 | 1,305 | 16.2 |
| *Administration expenses* | 1,937 | 1,836 | 5.5 |
| **Total Operating Expenses** | **3,453** | **3,141** | **9.9** |
| **Operating Profit** | **7,967** | **7,132** | **11.7** |
| Other Income, net | 1,685 | 1,252 | 34.6 |
| **Profit before income taxes** | **9,652** | **8,384** | **15.1** |
| Income tax expense | 2,625 | 2,384 | 10.1 |
| **Net Profit** | **7,027** | **6,000** | **17.1** |
| Earnings per equity share | | | |
| **Basic (₹)** | **122.99** | **105.01** | **17.1** |
| **Diluted (₹)** | **122.99** | **105.01** | **17.1** |

## Statement of Comprehensive Income for three months ended,

(As per IFRS)
*US Dollars in million, except share data*

| Particulars | Dec 31, 2012 | Dec 31, 2011 | Growth (%) | Sep 30, 2012 | Growth % Q3 13 over Q2 13 |
|---|---|---|---|---|---|
| Revenues | **1,911** | **1,806** | **5.8** | **1,797** | **6.3** |
| Cost of sales | 1,203 | 1,030 | 16.8 | 1,114 | 8.0 |
| **Gross Profit** | **708** | **776** | **(8.8)** | **683** | **3.7** |
| Operating Expenses: | | | | | |
| *Selling and marketing expenses* | 99 | 88 | 12.5 | 92 | 7.6 |
| *Administrative expenses* | 118 | 128 | (7.8) | 119 | (0.8) |
| **Total Operating Expenses** | **217** | **216** | **0.5** | **211** | **2.8** |
| **Operating Profit** | **491** | **560** | **(12.3)** | **472** | **4.0** |
| Other Income, net | 92 | 82 | 12.2 | 129 | (28.7) |
| **Profit before income taxes** | **583** | **642** | **(9.2)** | **601** | **(3.0)** |
| Income tax expense | 149 | 184 | (19.0) | 170 | (12.4) |
| **Net Profit** | **434** | **458** | **(5.2)** | **431** | **0.7** |
| Earnings per equity share | | | | | |
| **Basic ($)** | **0.76** | **0.80** | **(5.0)** | **0.75** | **1.3** |
| **Diluted ($)** | **0.76** | **0.80** | **(5.0)** | **0.75** | **1.3** |

## Statement of Comprehensive Income for nine months ended,

(As per IFRS)
*US Dollars in million, except share data*

| Particulars | Dec 31, 2012 | Dec 31, 2011 | Growth (%) |
|---|---|---|---|
| Revenues | **5,460** | **5,223** | **4.5** |
| Cost of sales | 3,376 | 3,077 | 9.7 |
| **Gross Profit** | **2,084** | **2,146** | **(2.9)** |
| Operating Expenses: | | | |
| *Selling and marketing expenses* | 277 | 275 | 0.7 |
| *Administration expenses* | 355 | 386 | (8.0) |
| **Total Operating Expenses** | **632** | **661** | **(4.4)** |
| **Operating Profit** | **1,452** | **1,485** | **(2.2)** |
| Other Income, net | 308 | 266 | 15.8 |
| **Profit before income taxes** | **1,760** | **1,751** | **0.5** |
| Income tax expense | 479 | 498 | (3.8) |
| **Net Profit** | **1,281** | **1,253** | **2.2** |
| Earnings per equity share | | | |
| **Basic ($)** | **2.24** | **2.19** | **2.3** |
| **Diluted ($)** | **2.24** | **2.19** | **2.3** |

## Revenue by Geographical Segment

(in %)

| | Quarter ended | | | LTM | |
|---|---|---|---|---|---|
| | Dec 31, 2012 | Sep 30, 2012 | Dec 31, 2011 | Dec 31, 2012 | Dec 31, 2011 |
| North America | 61.0 | 63.9 | 63.7 | 62.8 | 64.2 |
| Europe | 24.0 | 21.9 | 22.6 | 22.6 | 21.6 |
| India | 2.2 | 1.6 | 2.1 | 2.0 | 2.4 |
| Rest of the world | 12.8 | 12.6 | 11.6 | 12.6 | 11.8 |
| **Total** | **100.0** | **100.0** | **100.0** | **100.0** | **100.0** |

## Revenue by Service Offering

(in %)

| | Quarter ended | | | LTM | |
|---|---|---|---|---|---|
| | Dec 31, 2012 | Sep 30, 2012 | Dec 31, 2011 | Dec 31, 2012 | Dec 31, 2011 |
| **Business IT Services** | **61.9** | **64.5** | **63.5** | **63.3** | **62.9** |
| *Application Development* | *15.8* | *17.0* | *17.0* | *16.7* | *16.6* |
| *Application Maintenance* | *20.0* | *21.4* | *21.8* | *20.8* | *21.9* |
| *Infrastructure Management Services* | *6.9* | *6.8* | *6.1* | *6.6* | *6.0* |
| *Testing Services* | *8.4* | *8.6* | *7.9* | *8.3* | *7.7* |
| *Product Engineering Services* | *3.2* | *3.4* | *3.6* | *3.4* | *3.2* |
| *Business Process Management* | *5.2* | *4.7* | *4.4* | *4.9* | *4.7* |
| *Others* | *2.4* | *2.6* | *2.7* | *2.6* | *2.8* |
| **Consulting, Package Implementation & Others** | **32.6** | **30.0** | **30.6** | **30.9** | **31.3** |
| **Products, Platforms and Solutions** | **5.5** | **5.5** | **5.9** | **5.8** | **5.8** |
| *Products* | *3.9* | *3.8* | *4.8* | *4.1* | *4.8* |
| *BPM Platform** | *1.3* | *1.3* | *0.8* | *1.3* | *0.7* |
| *Others* | *0.3* | *0.4* | *0.3* | *0.4* | *0.3* |
| **Total** | **100.0** | **100.0** | **100.0** | **100.0** | **100.0** |

** Earlier shown under Business IT Services*

## Revenue by Project Type *

(in %)

| | Quarter ended | | | LTM | |
|---|---|---|---|---|---|
| | Dec 31, 2012 | Sep 30, 2012 | Dec 31, 2011 | Dec 31, 2012 | Dec 31, 2011 |
| Fixed Price | 41.3 | 40.4 | 40.9 | 39.8 | 39.6 |
| Time & Materials | 58.7 | 59.6 | 59.1 | 60.2 | 60.4 |
| **Total** | **100.0** | **100.0** | **100.0** | **100.0** | **100.0** |

** Excluding products*

## Revenue by Industry

(in %)

| | Quarter ended | | | LTM | |
|---|---|---|---|---|---|
| | Dec 31, 2012 | Sep 30, 2012 | Dec 31, 2011 | Dec 31, 2012 | Dec 31, 2011 |
| **Insurance, Banking & Financial Services** | **33.7** | **33.7** | **35.3** | **34.0** | **35.4** |
| *Banking & financial services* | *26.8* | *27.0* | *27.9* | *27.2* | *28.1* |
| *Insurance* | *6.9* | *6.7* | *7.4* | *6.8* | *7.3* |
| **Manufacturing** | **21.7** | **22.1** | **20.4** | **21.8** | **20.3** |
| **Retail & Life Sciences** | **24.1** | **24.0** | **23.1** | **23.7** | **22.6** |
| *Retail & CPG* | *16.0* | *17.0* | *15.2* | *16.4* | *15.4* |
| *Transport & Logistics* | *1.8* | *1.7* | *2.0* | *1.7* | *1.9* |
| *Life Sciences* | *4.8* | *3.9* | *4.1* | *4.1* | *3.8* |
| *Healthcare* | *1.5* | *1.4* | *1.8* | *1.5* | *1.5* |
| **Energy, Utilities, Communications & Services** | **20.5** | **20.2** | **21.2** | **20.5** | **21.7** |
| *Energy & Utilities* | *5.4* | *5.3* | *6.0* | *5.4* | *5.8* |
| *Telecom* | *9.6* | *9.9* | *9.8* | *9.9* | *10.7* |
| *Others* | *5.5* | *5.0* | *5.4* | *5.2* | *5.2* |
| **Total** | **100.0** | **100.0** | **100.0** | **100.0** | **100.0** |

## Client Data

| | Quarter ended | | | Year ended | |
|---|---|---|---|---|---|
| | Dec 31, 2012 | Sep 30, 2012 | Dec 31, 2011 | Mar 31, 2012 | Mar 31, 2011 |
| Number of Clients | | | | | |
| Active | 776 | 715 | 665 | 694 | 620 |
| Added during the period (gross)^ | 89 | 39 | 49 | 172 | 139 |
| Number of million dollar clients* | | | | | |
| 1 Million dollar + | 419 | 413 | 391 | 399 | 366 |
| 5 Million dollar + | 209 | 205 | 193 | 190 | 187 |
| 10 Million dollar + | 136 | 134 | 134 | 132 | 126 |
| 20 Million dollar + | 81 | 82 | 80 | 79 | 73 |
| 30 Million dollar + | 62 | 61 | 61 | 64 | 53 |
| 40 Million dollar + | 50 | 52 | 48 | 50 | 41 |
| 50 Million dollar + | 40 | 40 | 39 | 40 | 28 |
| 60 Million dollar + | 34 | 32 | 27 | 28 | 24 |
| 70 Million dollar + | 25 | 22 | 23 | 23 | 19 |
| 80 Million dollar + | 20 | 19 | 17 | 17 | 15 |
| 90 Million dollar + | 15 | 14 | 16 | 16 | 11 |
| 100 Million dollar + | 12 | 11 | 13 | 13 | 11 |
| 200 Million dollar + | 3 | 3 | 2 | 2 | 2 |
| 300 Million dollar + | – | – | 1 | 1 | – |
| Client contribution to revenue | | | | | |
| Top client | 3.6% | 4.0% | 4.1% | 4.3% | 4.7% |
| Top 5 clients | 14.6% | 16.0% | 15.0% | 15.5% | 15.4% |
| Top 10 clients | 23.9% | 25.4% | 24.5% | 24.6% | 25.7% |
| Repeat business | 97.5% | 98.2% | 97.4% | 97.8% | 98.0% |
| Account receivables-LTM(in days)# | 62 | 65 | 61 | 60 | 63 |

**LTM (Last twelve months) Revenues*

*^ including 36 clients from Lodestone for Dec 2012*

*# excluding Lodestone for Dec 2012*

## Effort and Utilization

(in %)

| | Quarter ended | | | LTM | |
|---|---|---|---|---|---|
| | Dec 31, 2012 | Sep 30, 2012 | Dec 31, 2011 | Dec 31, 2012 | Dec 31, 2011 |
| **Effort** | | | | | |
| Onsite | 24.6 | 24.3 | 24.8 | 24.6 | 25.0 |
| Offshore | 75.4 | 75.7 | 75.2 | 75.4 | 75.0 |
| **Revenue** | | | | | |
| Onsite | 51.4 | 50.7 | 49.5 | 50.4 | 49.8 |
| Offshore | 48.6 | 49.3 | 50.5 | 49.6 | 50.2 |
| **Utilization** | | | | | |
| Including trainees | 70.1 | 69.6 | 69.9 | 68.5 | 69.5 |
| Excluding trainees | 73.2 | 73.3 | 77.4 | 72.8 | 76.2 |

## Person Months Data

| | Quarter ended | | | LTM | |
|---|---|---|---|---|---|
| | Dec 31, 2012 | Sep 30, 2012 | Dec 31, 2011 | Dec 31, 2012 | Dec 31, 2011 |
| Billed – Onsite | 77,970 | 75,047 | 70,365 | 294,093 | 270,051 |
| – Offshore | 238,595 | 233,228 | 213,756 | 903,739 | 809,813 |
| **TOTAL** | **316,565** | **308,275** | **284,121** | **1,197,832** | **1,079,864** |
| Non Billable | 115,826 | 112,171 | 83,073 | 447,837 | 337,268 |
| Trainee | 19,229 | 22,619 | 39,375 | 101,791 | 136,252 |
| Sales & Support | 26,643 | 25,222 | 22,984 | 100,092 | 89,425 |
| **TOTAL** | **478,263** | **468,287** | **429,553** | **1,847,552** | **1,642,809** |

## Consolidated IT Services

| | Quarter ended | | | | | | LTM | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Dec 31, 2012 | Sequential growth % | Sep 30, 2012 | Sequential growth % | Dec 31, 2011 | Sequential growth % | Dec 31, 2012 | Year on Year growth % | Dec 31, 2011 | Year on Year growth % |
| **Effort - (Person months)** | | | | | | | | | | |
| Onsite | 73,603 | 3.7 | 71,002 | 4.4 | 67,917 | 1.4 | 279,072 | 7.8 | 258,787 | 17.4 |
| Offshore | 167,320 | 1.3 | 165,195 | 3.6 | 156,956 | 3.8 | 647,035 | 9.0 | 593,688 | 10.7 |
| **Total** | **240,923** | **2.0** | **236,197** | **3.8** | **224,873** | **3.1** | **926,107** | **8.6** | **852,475** | **12.7** |
| | | | | | | | | | | |
| **Revenue – ($ million)** | | | | | | | | | | |
| Onsite | 952.71 | 7.5 | 886.35 | 4.8 | 876.23 | 2.8 | 3,540.63 | 6.5 | 3,323.93 | 21.6 |
| Offshore | 761.56 | 3.6 | 734.95 | 2.2 | 747.91 | 3.2 | 2,942.39 | 4.9 | 2,805.09 | 17.1 |
| **Total** | **1,714.27** | **5.7** | **1,621.30** | **3.6** | **1,624.14** | **3.0** | **6,483.02** | **5.8** | **6,129.02** | **19.5** |

## Employee Metrics

(Nos.)

| | Quarter ended | | | Year ended | |
|---|---|---|---|---|---|
| | Dec 31, 2012 | Sep 30, 2012 | Dec 31, 2011 | Mar 31, 2012 | Mar 31, 2011 |
| Total employees | 1,55,629 | 1,53,761 | 1,45,088 | 1,49,994 | 1,30,820 |
| S/W professionals | 1,46,250 | 1,44,752 | 1,37,174 | 1,41,788 | 1,23,811 |
| *Billable* | 1,34,660 | 1,32,341 | 116,157 | 1,24,953 | 1,09,026 |
| *Banking product group* | 7,460 | 7,677 | 8,086 | 8,139 | 6,220 |
| *Trainees* | 4,130 | 4,734 | 12,931 | 8,696 | 8,565 |
| Sales & Support | 9,379 | 9,009 | 7,914 | 8,206 | 7,009 |
| Gross addition# | 8,390 | 10,420 | 9,655 | 45,605 | 43,120 |
| *Of which lateral addition#* | 4,351 | 3,656 | 3,863 | 14,966 | 15,883 |
| Attrition | 6,522 | 7,810 | 6,389 | 26,431 | 26,096 |
| Net addition# | 1,868 | 2,610 | 3,266 | 19,174 | 17,024 |
| Attrition % (LTM)* | 15.1% | 15.0% | 15.4% | 14.7% | 17.0% |

** Excluding subsidiaries*   *# Including Lodestone Employees of 891 (of which 783 are laterals) for Dec 2012*

## Employee Metrics – Subsidiaries

(Nos.)

| | Quarter ended | | | Year ended | |
|---|---|---|---|---|---|
| | Dec 31, 2012 | Sep 30, 2012 | Dec 31, 2011 | Mar 31, 2012 | Mar 31, 2011 |
| Infosys BPO Limited – consolidated | 23,714 | 22,918 | 19,425 | 20,523 | 18,113 |
| Infosys Technologies (Australia) Pty. Ltd.* | - | - | 652 | 674 | 514 |
| Infosys Technologies (China) Company Ltd. | 3,066 | 3,047 | 3,233 | 3,092 | 2,765 |
| Infosys Technologies S.De R.L. De C. V., Mexico | 753 | 719 | 550 | 631 | 521 |
| Infosys Technologies (Sweden) AB | 6 | 7 | 12 | 11 | 13 |
| Infosys Tecnologia DO Brasil LTDA | 371 | 353 | 190 | 210 | 173 |
| Infosys Public Services Inc. | 179 | 186 | 28 | 33 | - |
| Infosys Technologies (Shanghai) Company Ltd. | 55 | 58 | 25 | 31 | - |
| Lodestone Holding AG# | 891 | - | - | - | - |

** Employees of Infosys Australia were transferred to Infosys Limited consequent to merger of its operations with the parent company*
*# On account of acquisition of Lodestone, completed during the quarter*

## Infrastructure (as on Dec 31, 2012)

| | Completed | | Work in progress | | Land acquired during the Quarter (acres) |
|---|---|---|---|---|---|
| | Built-up area (Sq. Ft.) | No. of seats | Built-up area (Sq. Ft.) | No. of seats | |
| Bangalore | 45,42,894 | 31,583 | 2,25,000 | 2,030 | 4.53 |
| Bhubaneswar | 8,79,721 | 4,018 | - | - | - |
| Chandigarh | 12,26,033 | 6,089 | - | - | - |
| Chennai | 35,11,164 | 22,817 | 7,40,029 | 3,070 | - |
| Gurgaon | 1,70,545 | 1,514 | 135,209 | 1,250 | - |
| Hyderabad | 27,90,139 | 17,717 | 21,23,350 | 8,316 | - |
| Jaipur | 4,52,139 | 4,337 | - | - | - |
| Mangalore | 12,14,969 | 7,142 | 6,72,000 | 3,500 | - |
| Mysore (including ILI)* | 93,49,259 | 12,383 | 21,44,535 | 3,864 | - |
| Pune | 49,57,702 | 28,365 | 12,03,500 | 9,110 | - |
| Thiruvananthapuram | 6,18,201 | 5,106 | 15,56,568 | 3,583 | - |
| Global Centers | 12,10,725 | 12,307 | 10,000 | 120 | - |
| **Total** | **3,09,23,491** | **1,53,378** | **88,10,191** | **34,843** | **4.53** |

**Infosys Leadership Institute*

## Subsidiaries Performance – Standalone financial statements

(US $ Mn)

| Subsidiaries | Quarter ended | | | | | | Year ended | |
|---|---|---|---|---|---|---|---|---|
| | Dec 31, 2012 | | Sep 30, 2012 | | Dec 31, 2011 | | Mar 31, 2012 | |
| | Revenue | Net Income | Revenue | Net Income | Revenue | Net Income | Revenue | Net Income |
| Infosys BPO Limited – consolidated | 125.16 | 19.32 | 111.03 | 21.61 | 88.44 | 16.64 | 365.97 | 61.89 |
| Infosys Technologies (Australia) Pty. Ltd.* | – | 0.19 | 0.03 | 0.67 | 73.12 | 5.33 | 308.34 | 25.67 |
| Infosys Technologies (China) Company Ltd | 26.56 | 0.69 | 25.91 | (1.57) | 31.00 | 4.90 | 102.09 | 2.49 |
| Infosys Technologies S.de R.L. de C V., Mexico | 7.99 | (0.06) | 7.78 | 0.44 | 7.86 | 3.42 | 25.84 | 2.04 |
| Infosys Technologies (Sweden) AB | 0.22 | (0.01) | 0.37 | 0.01 | 0.49 | (0.01) | 2.12 | (0.01) |
| Infosys Tecnologia DO Brasil LTDA | 4.80 | (2.20) | 6.47 | 0.10 | 2.57 | (1.85) | 14.34 | (3.56) |
| Infosys Public Services Inc. | 26.80 | (1.11) | 24.88 | (0.77) | 9.83 | (0.60) | 38.92 | (0.84) |
| Infosys Technologies (Shanghai) Co Ltd | 0.02 | (1.65) | 0.07 | (0.38) | – | (0.29) | 0.03 | (1.05) |
| Lodestone Holding AG# | 39.35 | 2.53 | – | – | – | – | – | – |

** Employees of Infosys Australia were transferred to Infosys Limited consequent to merger of its operations with the parent company*

*# On account of acquisition of Lodestone, completed during the quarter*

## Rupee Dollar Rate ( ₹ )

| | Quarter ended | | | Year ended | |
|---|---|---|---|---|---|
| | Dec 31, 2012 | Sep 30, 2012 | Dec 31, 2011 | Mar 31, 2012 | Mar 31, 2011 |
| **Period closing rate** | 55.00 | 52.86 | 53.11 | 50.88 | 44.60 |
| **Period average rate** | 54.55 | 54.85 | 51.37 | 48.10 | 45.54 |

***Currency rates for USD:***

| Currency | Rate assumed in guidance | Average rate for the quarter |
|---|---|---|
| GBP | 1.62 | 1.61 |
| EURO | 1.29 | 1.30 |
| AUD | 1.04 | 1.04 |

## Constant Currency Reporting

| Reported revenues | Q3 12 | Q4 12 | Q1 13 | Q2 13 | Q3 13 |
|---|---|---|---|---|---|
| Revenue ($ mn) | 1,806 | 1,771 | 1,752 | 1,797 | 1,911 |
| Sequential growth % | 3.4 | (1.9) | (1.1) | 2.6 | 6.3 |
| YoY growth % | 13.9 | 10.5 | 4.8 | 2.9 | 5.8 |

| Constant currency – Q o Q | Q3 12 | Q4 12 | Q1 13 | Q2 13 | Q3 13 |
|---|---|---|---|---|---|
| Revenue ($ mn) | 1,823 | 1,767 | 1,763 | 1,794 | 1,902 |
| Sequential growth (%) | 4.4 | (2.1) | (0.4) | 2.4 | 5.8 |

| Constant currency – Y o Y | Q3 12 | Q4 12 | Q1 13 | Q2 13 | Q3 13 |
|---|---|---|---|---|---|
| Revenue ($ mn) | 1,803 | 1,771 | 1,784 | 1,820 | 1,910 |
| YoY growth (%) | 13.8 | 10.5 | 6.8 | 4.2 | 5.8 |

## Notes:

Basis of computation

1. Foreign exchange rates are as per FEDAI.
2. Average rates for major global currencies:

| Average rate of USD | Q3 12 | Q4 12 | FY 12 | Q1 13 | Q2 13 | Q3 13 |
|---|---|---|---|---|---|---|
| AUD | 1.02 | 1.06 | 1.05 | 1.01 | 1.04 | 1.04 |
| EURO | 1.35 | 1.32 | 1.38 | 1.28 | 1.26 | 1.30 |
| GBP | 1.57 | 1.58 | 1.60 | 1.58 | 1.59 | 1.61 |

3. Proportion of revenues from major global currencies:

| Revenue by currency (%) | Q3 12 | Q4 12 | FY 12 | Q1 13 | Q2 13 | Q3 13 |
|---|---|---|---|---|---|---|
| AUD | 7.1 | 8.2 | 7.6 | 8.4 | 8.3 | 8.3 |
| EURO | 8.2 | 8.3 | 7.7 | 6.7 | 8.3 | 9.6 |
| GBP | 6.7 | 7.1 | 6.8 | 6.9 | 6.3 | 6.2 |

## Q3 2013

### *Geographical segment – growth*

North America grew by 1.6% both sequentially and in constant currency.

Europe grew by 16.6% sequentially; and 14.4% in constant currency.

India grew by 44.7% sequentially

Rest of the world grew by 7.4% both sequentially and in constant currency.

### *Industry segment – growth*

FSI grew by 6.4% sequentially; and 6.0% in constant currency.

MFG grew by 4.6% sequentially; and 4.0% in constant currency.

RCL grew by 6.6% sequentially; and 6.2% in constant currency.

ECS grew by 7.8% sequentially; and 7.1% in constant currency.